FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of April 2010.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Overview – Fiscal Year ended March 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 30, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Overview

Fiscal Year Ended March 2010

Nomura Holdings, Inc. April 2010

Agenda

Executive Summary

Nomura’s Evolution

Performance & Franchise

Balance Sheet & Liquidity Management

Appendices

U.S.dollar amounts ;

The U.S.dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥93.4=U.S.$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified customs purposes by the Federal Reserve Bank of New York on March 31, 2010. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S.dollars.

Disclaimer

This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2009 Nomura Holdings, Inc. All rights reserved.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

The consolidated financial information in this document is unaudited.

Executive Summary

Nomura completed its fiscal year ended March 2010 as a truly global investment bank

After completing the integration of approx. 8,000 ex-Lehman employees, Nomura swiftly gained momentum, and returned to profits in all five business segments, realizing its management target for the year

Nomura continued to maintain its leading position in its home country, which provides a foundation for global growth. The Retail and Asset Management divisions continued to be a steady revenue engine

Nomura diversified revenues across regions and products, to create steady revenue growth, swiftly building out the wholesale franchise into the U.S. to craft a top-tier finance power house of Asia

Nomura shifted away from proprietary trading and complex products towards greater emphasis on client flow activities with the offering of liquid products, and is strongly focused on risk management

To support its expansion plans, Nomura successfully raised equity capital and diversified its funding. Nomura ended its fiscal year with a solid capital position, a preliminary Tier 1 Capital Ratio of 17.3% and a liquidity pool at a record level of USD 55bn, having maintained its financial independence throughout crises

Having achieved revenues comparable to its peaks in 2006 and 2007, Nomura is well on its way to achieving its medium to long term targets

1 Nomura’s Evolution

2 Performance & Franchise

3 Balance Sheet & Liquidity Management

4 Appendices

A Review of Nomura’s Integration Year

2008 Oct - Dec

2009 Jan - Mar

2009 Apr - Jun

2009 Jul -Sep

2009 Oct - Dec

2010 Jan-Mar

Transition Complete In T+70 days

System Integration

& Client On-boarding

Full Operating Capabilities in Place

Americas Business Started

Global Investment Bank Build Out

Top Tier Global Financial Powerhouse

Change

Smooth on-boarding and integration of 8,000 ex-Lehman employees Defined long-term organizational structure Tier 2: Raised USD 4.4 billion (Dec.)

Speed

New equity execution platform started Global interest rate, credit & currency trading resumes Hundreds of new clients on-boarded Tier 1: Raised USD 3.1 billion (Mar)

Return to Profitability

Significant market share gains across products Returned to profitability with significant expansion in overseas revenue Launched USD 1.1 billion cost reduction project

Significant Market Presence

Best M&A House in China (Euromoney) Rank #1 on LSE (Jul.-Sep.) Rank #1 on TSE (Sep.) Continued market share gains achieved in fixed-income flow products and solutions

World-class Products & Services

Maintained #1 on LSE (Oct – Dec) Established business for four key products in the US FI (rates, securitization, credit, and forex) Tier 1: Raised USD 4.7 billion (Oct.)

Continue to Build on our Success

Further build out US businesses Scale up revenue and sustain profitability Maintain financial discipline to cope with changing environment

1 Nomura’s Evolution

2 Performance & Franchise

3 Balance Sheet & Liquidity Management

4 Appendices

NOMURA

# Quarterly and Full Year Consolidated Results

## Highlights

- Profitable for four straight quarters; all five business segments returned to profits
- Full year net revenue of USD 12.3 billion, income before tax of USD 1.1billion, net income of USD 0.7 billion
- Full year pre-tax profits included adjustments for credit valuation adjustment of minus USD 791million, USD 182 million of conversion expenses related to convertible bonds issued by Nomura, and USD 101 million unrealized gains on investment securities
- Retail segment and Asset Management segment continued to exhibit solid revenue growth, focused on providing consulting services, Retail and Asset Management net revenue up by 33%, and 17%, respectively, compared to previous year
- Wholesale segments (Global Markets, Investment Banking and Merchant Banking) have become another revenue engine operating globally and making a significant contribution to overall revenues

## Quarterly and YTD Results (USD million (JPY billion))

| | Q1 Apr-Jun 2009 | Q2 Jul-Sep 2009 | Q3 Oct-Dec 2009 | Q4 Jan-Mar2010 | Full Year Apr-Mar 2010 |
|---|---|---|---|---|---|
| Net revenue[1] | $3,195mn (¥298.4bn) | $3,212mn (¥300.0bn) | $2,939mn (¥274.5bn) | $2,975mn (¥277.9bn) | $12,321mn (¥1,150.8bn) |
| Income before income tax | $336mn (¥31.4bn) | $292mn (¥27.3bn) | $193mn (¥18.0bn) | $306mn (¥28.6bn) | $1,127mn (¥105.2bn) |
| Net income[2] | $122mn (¥11.4bn) | $297mn (¥27.7bn) | $109mn (¥10.2bn) | $197mn (¥18.4bn) | $726mn (¥67.8bn) |

1. *Net revenue: net of interest expense*
2. *Net income attributable to Nomura Holdings*

Page 3

NOMURA

# Revenue Profile

- Net revenue has been driven by recovery in wholesale segments:
  - In Global Markets, Fixed Income has steady client associated revenues through flow products in credit and rates. In Equities, Nomura has increased market share on public exchanges and has been successful in major public offerings in Japan.
  - Investment Banking has expanded revenues in Europe and has increased underwriting mandates outside Japan.
- The Retail and Asset Management businesses have demonstrated to be a stable revenue engine. Commissions and asset management & portfolio service fees saw a compound annual growth rate of 13% over the past 7 years.

## Segments' Net Revenue (net of interest expense) [1]


USD millions
Other
Merchant Banking
Global Markets
Asset Management
Investment Banking
Retail
90
704
730
1,067
3,973
4,781
785
965
696
1,062
3,105
4,712
1,105
950
694
890
1,024
4,304
1,581
640
680
3,125
-1,684
-748
754
131
1,273
7,049
4,156
-1,143
YE2006
YE2007
YE2008
YE2009
YE2010

## Net revenue (net of interest expense) by drivers[2]


USD millions
3,698
2,365
5,639
2,959
5,339
3,217
7,352
4,914
6,505
5,177
2,065
6,364
4,786
-1,439
6,675
5,646
YE2003
YE2004
YE2005
YE2006
YE2007
YE2008
YE2009
YE2010
Trading & Others
Commissions & Asset Management Fees

Note 1 Source: Nomura Financial Report. The "other" category includes unrealised gain (loss) on investments in equity securities held for operating purposes
2. Source: Nomura, Commissions & Asset Management Fees: Commissions and asset management & portfolio service

Page 4

NOMURA

# Revenue Profile (cont’)

## Geographic Diversification

Quarterly Net Revenue (net of interest expense) by Geography


USD million
Non-Japan
Japan
114
1,333
1,525
-154
653
-1,185
1,319
-219
1,271
1,924
1,719
1,493
1,479
1,460
1,356
1,620
Q1YE09
Q2YE09
Q3YE09
Q4YE09
Q1YE10
Q2YE10
Q3YE10
Q4YE10*
Preliminary

1. Source : Ministry of Finance Japan
2. Source : Nikkei
3. Source : Thomson Reuters Source
4. Source : London Stock Exchange. Nomura only, excludes Instinet.
5. Source : Institutional Investor

Note: All data as of March 31, 2010, unless otherwise indicated.

## Fourth Quarter Highlights

### Japan

- Increase in new individual accounts (Retail)
- #1 Overall dealer for JGB[1] (Global Markets)
- #1 Monthly share on TSE (Global Markets)
- #1 in Nikkei analyst survey[2]
- #1 in Japan-related ECM, DCM, and M&A league tables[3] (Investment Banking)
- Made progress in increasing value of investee companies (Merchant Banking)

### EMEA

- LSE market share (customer trades) #1 [4] (Global Markets)
- #2 research ranking[5] (Global Markets)
- Sole M&A advisor for KKR acquisition of Pets at Home.

### Asia-ex Japan

- Market share increased on exchanges across region e.g. South Korea, Hong Kong, Malaysia (Global Markets)
- Won mandates on high profile deals in DCM (Philippines) and M&A (National Australia Bank/AXA) (Investment Banking)
- Strengthened on-shore business platforms (Global Markets)

### USA

- Significant momentum across all core products in FI, Equities (Global Markets)
- Steady progress in on-boarding of derivative clients (Global Markets)
- First joint lead manager in IPO for North American company (Seabridge Gold) (Investment Banking)

Page 5

In Japan Nomura Dominates Key Segments

Continued Dominance in Japan Retail1

USD trillion

38.8%

4.0 36.9%

3.5 35.2%

3.0 3.4 33.3%

2.5 3.0

2.0 2.7

1.5 27.8% 29.3% 1.9 2.1 2.1 2.0

1.0 30.5%

0.5 0.95 0.87 0.81 0.63 0.72 0.76 0.79

0.0

Jun-07 Dec-07 Jun-08 Dec-08 Jun-09 Dec-09 Mar-10

Japan retail non-cash assets Nomura retail non-cash assets

Nomura market share

Leading position in Japan (Mar.2010)

Share of public investment trust market in Japan2,3

Nomura Asset Management 20.3%

Others,2 6.5% #2, 14.4%

#10, 2.4% # 9, 2.7% #8, 2.8% #7, 3.2% #6, 3.1% #5, 6.6% #4, 8.6% #3, 9.7%

ECM Shares Japan4

\ billion 7,000 6,000 5,000 4,000 3,000 2,000 1,000

Industry Total Nomura

FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09

Japan ECM Rankings5 (Apr09 – Mar10)

Proceeds

Rank Bank No. of deals

(US$mn)

1	Nomura 28,923 56
2	Goldman Sachs 8,222 7
3	Daiwa Securities Group6,374 16
4	Mizuho Financial Group4,783 14
5	Morgan Stanley 3,708 5
6	JPMorgan 3,364 4
7	Barclays Capital 2,859 3
8	Bank of America Merrill Lynch2,365 6
9	Mitsubishi UFJ 2,042 13
10	Citi 1,806 1

All Yen Bonds (excluding self-funding) – Bookrunner Rankings6 (Apr09-Mar10)

Proceed*s

Rank Bookrunner (Yen bn) MktShare

1	Nomura 2,202 26.8%
2	Mizuho Financial Group 1,932 23.5%
3	Daiwa Securities 1,545 18.8%
4	Mitsubishi UFJ Securities1,467 17.8%
5	Nikko Cordial Securities645 7.9%
6	Nikko Cit 247 3.0%
7	Bank of America Merrill Lynch 45 0.6%
8	Goldman Sachs 43 0.5%
9	Barclays Capital 36 0.4%
10	Toyota Financial Services30 0.4%

Source: 1. Nomura Retail client assets include some corporate client assets. Japan retail non-cash assets is the total of equities, bonds and investment trusts included in personal financial assets in Japan. Calculated by Nomura based on Bank of Japan data. 2. Nomura, based on data from The Investment Trusts Association, Japan. 3. Assets under management for Nomura Asset Management shown on non-consolidated basis . 4. Excluding foreign distributions, FY09 estimated by Nomura. Source: Reproduction of JSDA Data by Nomura 5. Source: Thomson Reuters 6. Source: Bloomberg.

NOMURA

# Noteworthy International Deals of the Year

| | EMEA[1] | | | Asia ex-Japan[2] | | |
|---|---|---|---|---|---|---|
| **M&A** | **Anglo American**<br>Defence advisor for Anglo American against Xstrata's bid<br>US$42.5billion — Jul 2009 | **SEGRO PLC**<br>Financial Advisor to Brixton<br>£1.1billion — Aug 2009 | **KKR**<br>Advisor to KKR on acquisition of Pets at Home<br>Undisclosed — Jan 2010 | **CIC**<br>Sole Financial Advisor to CIC<br>US$939million — Sep 2009 | **Kumho Asiana**<br>Financial Advisor<br>Kumho Asiana's divestment of Daewoo Engineering & Construction<br>US$2.5billion — Pending | **National Australia Bank**<br>Financial Advisor to National Australia Bank<br>Proposed acquisition of AXA Asia Pacific Holdings<br>US$ 13.3 billion — Pending |
| **ECM** | **Givaudan**<br>Joint Bookrunner<br>Rights Issue<br>CHF 420million — Jun 2009 | **Societe Generale**<br>Co-Bookrunner<br>Rights Issue<br>€4.8billion — Oct 2009 | **UC Rusal**<br>Joint Bookrunner<br>IPO<br>US$2.2billion — Jan 2010 | **Tata Power**<br>Sole Bookrunner<br>FCCB<br>US$ 300 million — Nov 2009 | **Maxis**<br>Joint Bookrunner<br>IPO<br>US$3.3 billion — Nov 2009 | **Shanda Games Limited**<br>POWL Bookrunner & Co-Lead Manager<br>IPO<br>US$ 1.0 billion — Sep 2009 |
| **DCM** | **Republic of Poland**<br>Joint Bookrunner<br>1.92% due Nov 2012<br>2.34% due Nov 2014<br>¥44.8billion — Nov 2009 | **GDF**<br>Joint Bookrunner<br>1.17% due Dec 2014<br>¥65billion — Dec 2009 | **Hellenic Republic**<br>Joint Bookrunner<br>6.250% due Jun 2020<br>EUR 5billion — Mar 2010 | **Republic of Indonesia**<br>Joint Arranger and Documentation Agent<br>10-yr Shibosai Bond Guaranteed by JBIC<br>¥35billion — Jul 2009 | **Korea Development Bank**<br>Joint lead manager<br>2.51% note due Sep 2011<br>2.67% note due Sep 2012<br>2.96% note due Sep 2014<br>Yen 30billion — Sep 2009 | **Star Energy Geothermal**<br>Joint bookrunner and Joint lead manager<br>11.5% Senior Security notes due Feb 2015<br>US$ 350million — Feb 2010 |

1. EMEA = Europe, the Middle East and Africa
2. AEJ = Asia excluding Japan

Page 7

Global Markets Americas Business Build Out

Equities

Cash equities (EMEA, Asian and US equities)1

100

140

168

Apr09

Dec09

Mar10

Equity derivatives2

100

185

218

248

Q1FYE10 Q2FYE10 Q3FYE10 Q4FYE10

Fixed Income

Rates1

100

206

215

Sep09

Dec09

Mar10

Securitized products1

100

879

1,065

Sep09

Dec09

Mar10

FX1

100

225

365

Sep09

Dec09

Mar10

Credit1

100

483

751

Sep09

Dec09

Mar10

1. Average daily trade volume, indexed

2. Quarterly revenue, indexed.

Note: Volume uplift compared to pre-integration or go-live month for each business. Excludes Instinet. FX trading index is monthly summary from September to March.

1	Nomura’s Evolution
2	Performance & Franchise
3	Balance Sheet & Liquidity Management
4	Appendices

Capital and Leverage

Nomura’s Tier 1 capital virtually consists of common equity

Capital Ratios1

(USD billion) (preliminary) As of Dec2009 As of Mar2010

Tier 1 21.3 21.4

Tier 2 6.0 6.0

Tier 3 3.2 3.3

Total regulatory capital 29.9 30.1

Risk-weighted assets 119.1 123.4

Tier 1 ratio 17.8% 17.3%

Tier 1 common ratio2 17.7% 17.3%

Total capital ratio 25.0% 24.3%

Balance Sheet Summary (as of Mar31, 2010)

Raised USD 4.7 billion of Tier 1 capital (common shares) through October’s Public Offering, which was 5x oversubscribed globally

Tier 1 capital ratio : 17.3%

Total assets : USD 345billion

Shareholders’ equity : USD 23billion

Net leverage : 9.3 x

Tier 1 Capital / Risk Weighted Assets

17.3% 17.3%

Leverage Ratio Trend

Source: Nomura, based on company financial statements and press releases

1. Competitor data in dotted circle as of March 31, 2010, and others as of December 2009. Nomura data as of March31, 2009.

2. Tier 1 common ratio defined as Tier 1 Capital minus Hybrid Capital and Minority Interest divided by Risk-weighted assets.

Liability Management

Balance Sheet Composition

Assets

53%

36%

12%

Liability & capital

80%

14%

6%

YE2007

43%

45%

13%

71%

22%

7%

YE2010

Cash & equiv/Collateralized Agreements

Other Liabilities

Long-term Borrowings

Shareholders Equity Minority Interest

Unsecured Funding Sources1 (Mar.2010)

Trading Assets

Other assets

Total USD 86billion

78%

18%

4%

Short-term debt

Current portion of the Long-term debt

Long-term debt

Smooth Refinancing Profile2

USD billion

Long-term Debt Maturity Profile as of March 2010

28

14

12

10

8

6

4

2

0

Q1

Q2

Q3

Q4

Q5

Q6

Q7

Q8

Q9

Q10

Q11

Q12

Q13

Q14

Q15

Q16

Q17

Q18

Q19

Q20

Over.

Comments

Nomura principally does not rely on short-term unsecured debts to finance its businesses

The vast proportion of debts are issued long-term with the average exceeding 5 years

Nomura carefully manages its refinancing profile, ensuring smooth maturity patterns with low refinancing concentration

Most funding comes from Japan, which remains a stable and reliable source of funding

Our long term plan is to continue diversifying our issuance into international markets and currencies, building a liquid curve in all major currencies

1. Definition differs from financial disclosures reflecting Liquidity Management’s view. Based on original maturity.

2. Redemption schedule is individually estimated by considering the probability of redemption. Due to structure bias, we use the probability is adjusted by a certain stress.

Liquidity Profile

Liquidity Pool Balance(Mar.2010)

USD bn

50 40 30 20 10 0

20.7 9.2 26.2 14.2 26.2 11.9 31.7 11.4 38.3 13.8 47.1 13.3 55.1 13.9

FYE07 YE08 YE09 Q1YE10 Q2YE10 Q3YE10 YE10

ST debts ( accounting balance) Liquidity Pool Balance

Currencies (Mar.2010)

Other 1% EUR 37% JPY 40% USD 22%

Instruments (Mar.2010)

Securities 1% Deposit 13% Reverse Repo 86%

Comments

Nomura maintains a liquidity pool, invested in government securities and cash instruments, ready to be deployed at all times ( as of Mar. 2010, USD 55bn) . The Pool accounts for approximately 16% of total assets.

The liquidity pool is available to meet:

Upcoming maturities of unsecured debt (less than 1 year)

Potential buybacks of outstanding debt

Loss of secured funding lines particularly for less liquid assets, over and above Nomura’s cash capital estimates

Normal business volatility

Cash and collateral outflows in the event of a stress event

Nomura ensures that it has enough long term sources of funding to meet these requirements. As of Mar. 31, 2010 total long-term sources were USD 77 billion, raised through a well diversified mix of instruments1

Nomura also has access to operations at central banks such as the Bank of Japan and European Central Bank, which provide financing against various types of securities

These operations are accessed in the normal course of business and are important tools in mitigating contingent risk from market disruptions

1. Definition differs from financial disclosures reflecting liquidity management’s view.

NOMURA

# Long-term Funding Profile

- Although Nomura's funding sources are already well diversified in Japan, the Firm aims to diversify its funding sources by currency, region and instrument to ensure reliable, cost effective and flexible access to funding
- In December 2009, after an absence from the European debt markets, Nomura completed a € 1bn transaction which was nearly 3x oversubscribed. Following strong performance in secondary markets, Nomura upsized the issue by €250 mm in January 2010
- In February 2010, Nomura successfully debuted in US debt market with the issuance of a benchmark transaction. The transaction was oversubscribed 4x and was comprised of USD 1.5bn with a 5 year maturity and USD 1.5bn with a 10 year maturity
- Following the US transaction, Nomura complete issuance in all major currencies by issuing a GBP 500mn bond in March 2010

## Long Term Funding (Mar. 2010)

### Currency Composition


2%
78%
10%
10%
Others
JPY
USD
EUR
6%
47%
23%
23%
Outstanding (as of Mar 2010)
YTD

### Regional Composition


78%
22%
Japan
Non Japan
48%
52%
Outstanding (as of Mar 2010)
YTD

### Instrument Composition


10%
26%
25%
7%
6%
3%
11%
11%
Senior Bond - Wholesale
EMTN - Yen
Senior Loan
Subordinated Loan
Subordinated Bond
Senior Bond - Retail
EMTN - Non Yen
Senior Bond - International
14%
5%
25%
0%
0%
5%
27%
25%
Outstanding (as of Mar 2010)
YTD

Page 12

Global Risk Management Framework

Risk Management Summary

Global Chief Risk Officer based in firm-wide risk and directly reports for CEO & COO

Nomura has a clear Global Risk Management Committees structure

The Global Integrated Risk Management Committee has a defined risk appetite expressed in terms of quantitative measures and qualitative factors for each material risk class

The expansion of the global markets business has not resulted in a proportionally increased in London centrally manager level of risk

VaR (99%/ 1-Day)

USD million

200 150 100 50 0 2.0% 1.5% 1.0% 0.5% 0.0%

FYE08 FYE09 1QFYE10 2QFYE10 3QFYE10 4QFYE10

o/w FX VaR Total VaR Total VaR to Equity (RHS)

Total VaR after taking diversification benefits into account

Global Portfolio Risk Report Regional Risk Reports

Market Credit Operational

US Asia EMEA JP

Risk Management Structure

Control Structure

Executive Management Board

Group Integrated Risk Management Committee

Global Risk Management Committee

Consistent Risk Appetite in Wholesale

Less Liquid Positions

Level III to Tier 1 capital (%)

Gross Level III Assets Level III derivatives Liabilities

Net Level III Assets (Net of Derivatives Liabilities)

155% 129% 82% 72% 98% 85% 55% 44%

Jun09 Sep09 Dec09 Mar10

-58% -44% -27% -28%

Level 3 assets declined by USD 18billion on full year basis to USD 15.5billion, declined by USD 2.1billion QoQ .

USD9.7billion after netting off derivative assets and liabilities.

Declined to 44% of Tier 1 capital on net basis.

Prudently managing and aiming to exit private equity investments, which account for component of Level 3 assets.

Continue to closely manage Level 3 and other illiquid assets.

Composition of Level 3 Assets1,2

As of March 2010 FYE 2010

11% 22% 11% 38% 8% 10%

Private Equity Equities Derivative contracts (assets)

Mortgage and other mortgage backed securities

Bank and corporate debt securities and loans for trading purpose

Others

Merchant Banking Assets 3

USD million 6,000 4,000 2,000 0

Japan & Asia Europe ex TF Terra Firma (TF)

1,161 254 3,485 641 415 3,645 2,093 382 3,343 1,815 443 1,825 2,087 642 1,193 2,042 647 1,276,

YE05 YE06 YE07 YE08 YE09 FYE10

1. Preliminary (before review)

2. Gross basis

3. Amount of exposure in Japan and Asia includes total of Nomura Principal Finance, Nomura Financial Partners , Nomura Research’ & Advisory and others. Amount of Europe (ex. TF) includes total of the Private Equity Group, Nomura Phase 4 Ventures and others.

Contacts

New York John Stacconi

International Treasurer

London Taro Yoshikawa

Head of European Investor Relations

Tokyo

Masahiko Watanabe

Treasury Relations

Tel: +1 212 667 9321 e-mail: John.Stacconi@nomura.com

Tel: +44 (0) 207 102 5919 e-mail: taro.yoshikawa@nomura.com

Tel: +81(3) 3275-9263 e-mail: masahiko.watanabe@nomura.com

1.Nomura’s Evolution

2.Performance & Franchise

3.Balance Sheet & Liquidity Management

4.Appendices

NOMURA

# Adjustment of consolidated results and segment results: Income (loss) before income taxes

| (billions of yen) | | FY2006.3 | FY2007.3 | FY2008.3 | FY2009.3 | FY2010.3 | FY2009.3 | FY2010.3 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 4Q | 1Q | 2Q | 3Q | 4Q |
| Retail | | 197.2 | 160.9 | 122.3 | 18.2 | **113.4** | -5.5 | 27.9 | 26.4 | 35.2 | **24.0** |
| | Global Markets | 157.7 | 58.8 | -226.2 | -574.6 | **172.0** | -130.8 | 62.3 | 46.7 | 33.1 | **30.0** |
| | Investment Banking | 51.5 | 44.4 | 22.8 | -57.4 | **1.7** | -41.3 | -5.4 | -9.7 | 16.3 | **0.6** |
| | Merchant Banking | 55.4 | 52.8 | 53.3 | -85.3 | **1.4** | -23.0 | -3.6 | 1.3 | -0.9 | **4.6** |
| Wholesale | | 264.7 | 156.0 | -150.1 | -717.3 | **175.2** | -195.1 | 53.3 | 38.2 | 48.5 | **35.2** |
| Asset Management | | 23.8 | 39.4 | 34.0 | 7.4 | **18.6** | 0.5 | 5.1 | 4.5 | 4.1 | **4.9** |
| 5 Business segment total | | 485.7 | 377.3 | 6.2 | -691.7 | **307.1** | -200.1 | 86.3 | 69.0 | 87.8 | **64.1** |
| Other | | -33.1 | -38.2 | -20.9 | -65.4 | **-211.3** | -22.9 | -64.6 | -39.9 | -65.9 | **-40.9** |
| Segment total | | 452.6 | 378.3 | -14.7 | -757.1 | **95.8** | -223.0 | 21.7 | 29.1 | 21.8 | **23.2** |
| Unrealized gain (loss) on investments in equity securities held for operating | | 59.3 | -38.2 | -50.2 | -23.1 | **9.4** | -4.0 | 9.7 | -1.8 | -3.9 | **5.4** |
| Unrealized gain (loss) on investments in equity securities held for operating | | -59.9 | -21.5 | - | - | **-** | - | - | - | - | **-** |
| US GAAP | | 452.0 | 318.5 | -64.9 | -780.3 | **105.2** | -226.9 | 31.4 | 27.3 | 18.0 | **28.6** |
| | | 99.4 | - | - | - | **-** | - | - | - | - | **-** |
| | | **551.4** | **318.5** | **-64.9** | **-780.3** | **105.2** | **-226.9** | **31.4** | **27.3** | **18.0** | **28.6** |

Note:
1. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as "Other" operating results outside business segments in our segment information.
2. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.
3. In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
4. The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Consolidated balance sheet

Consolidated balance sheet

Mar. 31, Mar. 31, Increase

2009 2010 (Decrease)

Assets

Cash and cash deposits 1,423 1,352 (70)

Loans and receivables 1,643 2,072 429

Collateralized agreements 8,413 12,467 4,055

Trading assets and

private equity investments1 11,673 14,700 3,028

Other assets 1,687 1,639 (48)

Total assets 24,838 32,230 7,393

(billions of yen)

Mar. 31, Mar. 31, Increase

2009 2010 (Decrease)

Liabilities

Short-term borrowings 1,183 1,302 118

Payables and deposits 1,242 1,528 286

Collateralized financing 10,158 11,216 1,059

Trading liabilities 4,752 8,357 3,605

Other liabilities 468 495 27

Long-term borrowings 5,483 7,199 1,716

Total liabilities 23,286 30,097 6,811

Equity

Total Nomura shareholders’ equity 1,539 2,127 588

Noncontrolling interest 12 6 (6)

Total liabilities and shareholders’ equity 24,838 32,230 7,393

1. Including securities pledged as collateral.

Note: Non-controlling interest, which was previously included in Liabilities, is classified as equity in accordance with SFAS 160. Previously reported amounts have been made to conform to the current year presentation.